Filed by Sunoco, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sunoco, Inc.

Commission File No.: 001-06841

Date: May 3, 2012

Transcript of the Joint Sunoco, Inc./Sunoco Logistics Partners, L.P. Earnings Conference Call (May 2, 2012):

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between Energy Transfer Partners, L.P. (“ETP”) and Sunoco, Inc. (“Sunoco”), ETP plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement/prospectus to be mailed to the Sunoco shareholders in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Sunoco at the following:

Energy Transfer Partners, L.P.		Sunoco, Inc.
3738 Oak Lawn Ave.		1818 Market Street, Suite 1500
Dallas, TX 75219		Philadelphia, PA 19103
Attention: Investor Relations		Attention: Investor Relations
Phone:	(214) 981-0795	Phone: (215) 977-6764
E-mail:	InvestorRelations@energytransfer.com	Email: SunocoIR@sunocoinc.com

PARTICIPANTS IN THE SOLICITATION

ETP and Sunoco, and their respective directors, executive officers and affiliates may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC. Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC. A more complete description will be available in the registration statement and the proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ETP and Sunoco, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, Energy Transfer Equity, L.P. (“ETE”), Sunoco Logistics Partners, L.P. (“SXL”) or Sunoco managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction;

the ability of ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual Reports on Form 10-K for the year ended December 31, 2011 filed with the SEC by ETP, ETE, SXL and Sunoco. ETP, ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.

CORPORATE PARTICIPANTS

Brian MacDonald Sunoco Inc - President & CEO

Mike Hennigan Sunoco Logistic Partners - President & CEO

Mike Colavita Sunoco Inc - CFO

CONFERENCE CALL PARTICIPANTS

Evan Calio Morgan Stanley - Analyst

Brian Zaro Barclays Capital - Analyst

Faisel Khan Citigroup - Analyst

PRESENTATION

Operator

Welcome to Sunoco Inc and Sunoco Logistics Partners Q1 2012 earnings conference call. All lines have been placed in a listen-only mode until the question-and-answer session.

Today’s call is being recorded. If anyone has any objections you may disconnect at this time.

I would now like to turn the call over to Mr. Brian MacDonald, President and CEO. Sir, you may begin.

Brian MacDonald - Sunoco Inc - President & CEO

Thank you. And good afternoon. Welcome to the quarterly conference call for Sunoco and Sunoco Logistics Partners, where we will discuss the company’s first quarter results that were recorded today.

With me are Mike Hennigan, CEO and President of Sunoco Logistics Partners; Mike Colavita, our Chief Financial Officer; Peter J. Gvazdauskas, Sunoco Logistics Partners’ Vice President of Finance; and Clare McGrory, Manager of Investor Relations. As part of today’s call, I would direct you to our websites www.sunocoinc.com and www.sunocologistics.com, where we have posted a number of presentation slides which may provide a useful reference as we progress through our remarks. I would also refer you to the Safe Harbor statement referenced in slide 2 of the slide package, and as included in this afternoon’s earnings release.

Now, I will begin by making a few brief remarks about the transaction announced earlier this week and what it means for Sunoco. And then we will move into the earnings and business update for both Sunoco Logistics Partners and Sunoco Inc. As you are aware, on Monday, we announced that Energy Transfer Partners will acquire Sunoco Inc and create one of the largest and most diversified energy partnerships in United States.

The combination with ETP is a strategically and financially compelling combination that provides substantial value creation opportunities for Sunoco shareholders, as well as ETP unit-holders, and will improve the ability of Sunoco’s Logistics and Retail businesses to deliver on their full potential. We believe our shareholders will receive an attractive premium. Because the consideration to be received by Sunoco shareholders consists of both cash and ETP units, our shareholders can also benefit from the potential upside of ETP’s attractive yield and improving growth profile.

As most of you recognize, Sunoco has transformed itself over recent years, and we have returned significant value to shareholders over that time. This deal is an appropriate next step for Sunoco. From a business perspective, scale is vital, and by combining with ETP, we will dramatically expand our geographic reach and significantly diversify the opportunities for our business. Finally, we continue to be committed to the Philadelphia region, and believe that as part of a stronger company, Sunoco will be even better-positioned to return economic benefit to the Philadelphia region.

Now, moving on to the results from the first quarter, as you can see from slide 4, Sunoco reported a net loss before special items of $53 million, or $0.49 per share for the first quarter. As I look at our performance this quarter, I see three things. One, our Logistics business continues to deliver strong results and execute on growth opportunities. Sunoco Logistics is progressing well on projects to grow their fee-based earnings, and $300 million in organic growth projects that have been guided on for 2012 are proceeding as planned. Mike Hennigan will provide an overview of the results of Sunoco Logistics Partners in a few minutes.

Two, our retail performance was challenged this quarter by rapidly rising wholesale gasoline prices. During the quarter we experienced an unprecedented run-up in spot gasoline costs of $0.67 per gallon. This is the highest increase we have seen during a first quarter period. As we have said before, this business does see quarter to quarter volatility, but as our trend shows, the business tends to deliver consistent and stable earnings and cash flow year after year. And, in April, we benefited from a slightly improved margin environment, as wholesale gasoline prices retreated.

Third, refining and supply had a poor financial performance this quarter. The business continued to experience challenging market conditions, but also was burdened by anticipated transition costs after the idling of Marcus Hook. Mike Colavita will explain some of the drivers of this performance later in the call. However, I do want to note that refinery operations were very strong in the first quarter, which owed to the great focus of our employees and Management at the refinery in what is a very challenging period for them. Additionally, we are pleased to see improved market conditions in the second quarter, and are working hard to realize the potential market opportunities through continued strong operations and sharp focus on optimization of the product supply.

I’ll take the time now to talk about the status of our refinery exit process, which we have been focused on for some time. As we announced last week, we have entered into exclusive discussions with the Carlyle Group regarding a potential joint venture involving the Philadelphia refinery. Such a transaction would entail Sunoco contributing its refinery assets in exchange for a minority nonoperating stake, Sunoco would have no ongoing capital obligations with respect to the refinery. If a suitable transaction cannot be completed, we will idle the refinery in August of 2012. We believe that having a strong partner like the Carlyle Group is necessary to preserve the future of the facility.

At this time, I’m going to turn the call over to Mike Hennigan, who will provide an update on Sunoco Logistics Partners’ strong business results.

Mike Hennigan - Sunoco Logistic Partners - President & CEO

Thank you, Brian.

Sunoco Logistics continues our momentum with another strong performance in the first quarter of 2012. Our EBITDA was $161 million, and we had record distributable cash flow of $122 million. All of the areas that are part of our strategic focus are delivering results.

The main driver for our results continues to be our crude oil business. Demand for West Texas crude continues to be at a very high level, translating into tremendous demand for our transportation services including our proprietary pipelines, our West Texas Gulf and mid-Valley pipeline joint ventures, and their trucking services. Our expansion of our West Texas system continues on track to meet the market needs, and is expected to start up in the first quarter of 2013. We’ve completed two open seasons and are in the process of a third, which in total will deliver approximately 110,000 barrels per day to the market. Third open season is expected to be completed in mid-May.

We also continue to look for other opportunities to complement these projects. In addition, our crude oil acquisition and marketing business continues to deliver excellent results. Market conditions continue to be favorable for our business. To date, the WTILOS spread in the second quarter is wider than it was in the early part of the first quarter.

In our NGL business, our Mariner West project, the first ethane pipeline solution in the Marcellus area that will deliver ethane to the Sarnia marketplace, is on schedule, for a mid-2013 start up. We also remain excited about the conversion of our Eastern pipeline related to the growing development of the Marcellus and Utica shale areas. We are still confident in a Mariner East project, as our ability to access waterborne markets will be important in the future as we expect NGLs to be exported as Marcellus and Utica production continues to grow.

On our distribution, we’ve announced an increase to $1.71 per common unit on an annualized basis, which is a 7% increase year-over-year. The quarterly distribution of $0.4275 per common unit will be paid on May 15 to unit holders of record as of May 9. This represents our 28th consecutive quarterly distribution increase.

We remain confident in our strategic direction. We continue to progress projects to grow our fee-based earnings, and our $300 million organic growth plan is well underway as we see 2012 setting the stage for substantial growth in the future. Our 2012 organic growth plan includes Mariner West, the West Texas crude projects, butane blending, Eagle Point, and Nederland.

Our financial flexibility continues to be strong. Our balance sheet finished the quarter with a 2.6 times debt to EBITDA level, and our distribution coverage ratio was two times, putting us in a very strong position as our major projects materialize. We are confident our growth strategy is on track, and we are committed to growing our cash flows over the long-term.

At the same time, I also want to mention how excited we are at Sunoco Logistics to a future with Energy Transfer as our general partner. Sunoco has been very supportive of our growth, and we see that support continuing from Energy Transfer.

I will turn the discussion over to Mike Colavita, who will continue the update on the Sunoco business results and financials.

Mike Colavita - Sunoco Inc - CFO

Thanks, Mike. As Brian noted earlier, for the first quarter, Sunoco reported a net loss of $53 million attributable to Sunoco shareholders excluding special items. Pre-tax income from special items totaled $493 million, including a $497 million LIFO inventory gain and a $104 million pre-tax gain related to a participation payment received in connection with the sale of the Toledo refinery in March, 2011.

Regarding first quarter pre-tax business unit results attributable to Sunoco Inc. shareholders, I direct you to slide 9. Our Logistics segment earned $57 million during the quarter, and our Retail Marketing business reported a pre-tax loss of $6 million during the quarter. Sunoco’s share of SXL earnings, driven by our GP ownership in LP Holdings, are reported to our Logistics segment, which earned $57 million during the quarter.

As Mike Hennigan outlined, SXL continues to deliver strong results, to execute on its growth strategy, and to maintain financial flexibility and a strong balance sheet. Retail Marketing reported a loss during the quarter as wholesale gasoline prices were climbing throughout the quarter, putting significant pressure on gasoline margins, which averaged $0.059 per gallon.

Across the industry, demand continued to be weak in the first quarter. On a same-store sales basis, our gasoline volumes trended lower by approximately 2.1% versus the same period last year. This is consistent with what is reflected in the latest available industry data. As Brian indicated, the April margin environment improved, with wholesale gasoline prices following the decline in crude oil in the second quarter. Refining and supply incurred a loss of $87 million pre-tax in the first quarter of 2012.

As Brian noted earlier, our business performance was negatively impacted by costs related to the transition to a terminal operation after the idling of the Marcus Hook refinery. The transition also impacted margin capture as we ran a sub-optimal products slate at the Philadelphia refinery, to manage contractual commitments for petrochemicals and other products.

I’ll wrap up by addressing our financial position and the status of our strategic initiatives that were announced in early February. As shown on slide 10, as of March 31 we had approximately $2 billion of cash on Sunoco’s balance sheet. In the first quarter, we generated cash of approximately $120 million at the Sunoco parent level, after repayment of $131 million in debt. Cash flow during the quarter was driven by inventory liquidations related to the idling of the Marcus Hook refinery, and the early repayment of the $182 million note receivable from PBF related to the March 2011 sale of the Toledo refinery.

Let me take a minute to provide an update on our strategic initiatives that were announced in early February. During the first quarter, we established a VEBA trust and contributed $200 million to pre-fund our post-retirement liability. Our liability for post-retirement medical obligations is now capped at this funding level. We also retired approximately $130 million of debt during the quarter, consisting of industrial revenue bonds of approximately $100 million, and a capital lease obligation tied to the Marcus Hook refinery for approximately $30 million.

We also put cash to work in repurchasing shares, utilizing $50 million in the first quarter, and another $50 million in the first half of April. We repurchased a total of approximately 2.6 million shares at an average price of $39 per share. We do not expect to repurchase additional shares in light of the announcement of the planned acquisition of Sunoco by Energy Transfer Partners. We also do not expect additional debt repurchases or contributions to the environmental remediation fund prior to the closing of the acquisition. We expect that Energy Transfer Partners will evaluate these initiatives as part of their overall business objectives.

In April, we also received $104 million in proceeds from PBF related to the earnout provision from the sale of the Toledo refinery. We are eligible for up to an additional $21 million in proceeds if the facility achieves its profit targets in any of the next four years.

Now, I’ll pass the discussion back to Brian MacDonald for closing comments.

Brian MacDonald - Sunoco Inc - President & CEO

Thanks, Mike.

I want to talk about the path forward before we turn to Q&A. Over the recent years we have taken a number of actions that have completely transformed Sunoco, and we have returned significant value to shareholders. We now have two strong high-return businesses in Retail and Logistics. We continue to focus on ensuring these businesses are positioned to deliver strong results and to execute on their respective growth opportunities.

We also continue to work through the potential joint venture with Carlyle regarding the Philadelphia refinery. We believe that Carlyle can be a strong partner in operating the facility. A concerted effort by all stakeholders is necessary to ensure the successful completion of the joint venture. And we continue to be encouraged by the offers of support by federal, state, local, and labor officials.

Lastly, with regard to our announcement this week, we are very excited about the opportunity to join forces with ETP. As we move through the closing process, we will be working hard to ensure a smooth integration and to capture synergies through the combination.

With that, I will ask the moderator to open the lines for any questions you may have.

QUESTIONS AND ANSWERS

Operator

Thank you. We will now begin the question-and-answer session. (Operator Instructions) Evan Calio, Morgan Stanley.

Evan Calio - Morgan Stanley - Analyst

Hi, good evening, guys.

Brian MacDonald - Sunoco Inc - President & CEO

Hey, Evan

Evan Calio - Morgan Stanley - Analyst

I wanted to — I really wanted to congratulate you guys on the transaction as well as your track record in shareholder returns. I think I am going to miss this, the four o’clock print and the five o’clock call slot, clearly as well as covering SUN and wish the best to you both, Brian and Claire. My one question is, and I know I will be able to read about this in the proxy, but, I was just hoping you would provide just a little more color on the sale process. And, if you were — whether you are ever to shop SUN before January, due to the Sunoco spin and potential tax implications? And, whether there were discussions with any other parties for the sale of SUN prior to the announced transaction? Thanks.

Brian MacDonald - Sunoco Inc - President & CEO

Thanks, Evan, for your kind words. You are right, there will be more detail in the proxy. What I can say at this time is that obviously in the past year, we thoroughly reviewed our entire business including conducting a publicly announced comprehensive strategic review. As a result, we have a very clear understanding of the industry landscape and our value. We believe the combination with Energy Transfer delivers unique synergies and benefits, which is why Energy Transfer is prepared to pay an attractive premium and why our Board has determined that this is the best way to deliver value to our shareholders. There’ll be additional information provided in the proxy when it is filed.

Evan Calio - Morgan Stanley - Analyst

Okay, I appreciate that. And, again, congrats and best.

Brian MacDonald - Sunoco Inc - President & CEO

Thank you, very much, Evan.

Operator

Brian Zaro, Barclays.

Brian Zaro - Barclays Capital - Analyst

Good evening. On your acquisition — for SXL on the acquisition and marketing business, strong growth year-over-year but quarter-over-quarter, EBITDA was down, even excluding the impairment charge and crude oil purchases, were down, margins again, can you talk a little bit about what occurred from the last quarter?

Mike Hennigan - Sunoco Logistic Partners - President & CEO

Yes, Brian, its Mike. The main drivers were the market conditions, and the best indicator is the WTILOS spread. If you look at where Q4 was versus Q1 you see a pretty big difference. And, the only thing I would caution is for you to look at the trade month, not necessarily the calendar month. Remember, that in the trade there is about a 30-day delay. So, the first quarter was significantly lower than the fourth quarter.

Brian Zaro - Barclays Capital - Analyst

Just following up on that, is there anything regarding trucking capacity? Is that constraint being used? Is that impacting results at all? Is there still a shortage of trucking capacity?

Mike Hennigan - Sunoco Logistic Partners – President & CEO

No, it is not impacted results, as we talked about before. I mean, it is still an overall strong market, I had mentioned in previous calls that we had purchased some trucks and you had them coming online. And, that pretty much occurred in the early part of the quarter, et cetera. So, it’s still a good market for transportation services, pipeline truck, rail, as you know the market is just in a good spot for transportation in general.

Brian Zaro - Barclays Capital - Analyst

Thanks, Mike.

Mike Hennigan - Sunoco Logistic Partners - President & CEO

You’re welcome, Brian.

Operator

Thank you. (Operator Instructions) Faisel Khan, Citigroup.

Faisel Khan - Citigroup - Analyst

Hi, good evening.

Brian MacDonald - Sunoco Inc - President & CEO

Hi, Faisel.

Faisel Khan - Citigroup - Analyst

Hi, Brian. Can you just confirm was the M&A process was it a — was this a open bidding process or was it an exclusive negotiation with Energy Transfer?

Brian MacDonald - Sunoco Inc - President & CEO

Faisel, all those details will be in the proxy when it is filed. As I said earlier, we have reviewed our entire business over the last year. We ran a comprehensive strategic review. And, we feel that this transaction with Energy Transfer is a very good combination delivering a significant value to our shareholders.

Faisel Khan - Citigroup - Analyst

Okay, got you. Got you. And, on the LIFO gain, is there any significant taxable — is that net of taxes? Or, what — how should I look at that? That LIFO gain?

Mike Colavita - Sunoco Inc - CFO

Yes, this is Mike Colavita. That’s a pretax gain. So, that is not net of taxes, the $497 million.

Faisel Khan - Citigroup - Analyst

Okay. Got you. And, I assume that that would be — that we should just take that as a taxable gain?

Mike Colavita - Sunoco Inc - CFO

That’s — the book gain is very close to the taxable gain, yes.

Faisel Khan - Citigroup - Analyst

Okay, great. Thanks, a lot.

Brian MacDonald - Sunoco Inc - President & CEO

Thank you.

Operator

Again, at this time I show no further questions.

Brian MacDonald - Sunoco Inc - President & CEO

Well, thank you everyone for dialing in. We are going to close off now and Pete and Claire will be available for questions. Thank you.

Operator

Thank you. This concludes today’s conference, you may disconnect at this time. And, thank you your participation.